SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13-d(1)(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 4)1


                  The Profit Recovery Group International, Inc.
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                                (Name of Issuer)


                      Common Stock, no par value per share
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                         (Title and Class of Securities)


                                   743 168 106
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                                 (CUSIP Number)


                               December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

               ( )   Rule 13d-1(b)

               ( )   Rule 13d-1(c)

               (X)   Rule 13d-1(d)




----------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                     Page 2 of 6



CUSIP NO. 743 168 106                 13G


(l)      Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (Entities Only)

John M. Cook
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(2)      Check the Appropriate Box if a Member of a Group

         (a)               .
                  ---------
         (b)               .
                  ---------
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(3)      SEC Use Only

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(4)      Citizenship or Place of Organization

United States
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Number of            (5)      Sole Voting Power           -        3,647,982(1)
-------------------- -------- --------------------------------------------------
Shares
                     -------- --------------------------------------------------
Beneficially         (6)      Shared Voting Power        -           608,321(2)
                     -------- --------------------------------------------------
Owned by
                     -------- --------------------------------------------------
Each                 (7)      Sole Dispositive Power     -         3,647,982(1)
                     -------- --------------------------------------------------
Reporting
                     -------- --------------------------------------------------
Person With          (8)      Shared Dispositive Power   -           608,321(2)
-------------------- -------- --------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

4,256,303 shares(1)(2)
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(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
__X__.
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(11)     Percent of Class Represented by Amount in Row 9

8.8 percent(1)(2)
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(12)     Type of Reporting Person

IN
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                                                                     Page 3 of 6




CUSIP NO. 743 168 106                                     13G
          -----------

(1) Includes 2,404,131 shares of Common Stock owned directly and 897,618 shares held by the Cook Family Limited Partnership, of which Mr. Cook is the General Partner. Excludes 294,013 shares held by the John and Lucy Cook 1999 Charitable Remainder Unitrust, of which Mr. Cook and his spouse are the beneficiaries. Excludes 1,191,809 shares held by the John M. Cook Grantor Retained Annuity Trust, of which Mr. Cook is the sole beneficiary. Also includes 346,233 shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2000. Reflects a three-for-two stock split effected in the form of a stock dividend, payable on August 17, 1999 to shareholders of record as of August 2, 1999.

(2) Includes 404,653 shares held by Mr. Cook's spouse. Includes 203,668 shares held by the Cook Family 1999 Grantor Retained Annuity Trust, of which Mr. Cook is the trustee. Excludes 1,191,809 shares held by the
          M. Lucy Cook Grantor Retained Annuity Trust, of which the spouse of Mr. Cook is the sole beneficiary. Reflects a three-for-two stock split effected in the form of a stock dividend, payable on August 17, 1999 to shareholders of record as of August 2, 1999.

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                                                                     Page 4 of 6




CUSIP NO. 743 168 106                        13G
          -----------

Item l(a).  Name of Issuer:

         The Profit Recovery Group International, Inc.

Item l(b).  Address of Issuer's Principal Executive Offices:

         2300 Windy Ridge Parkway, Suite 100 - North Tower
         Atlanta, GA  30339-8426

Item 2(a).  Name of Person Filing:

         See item (l) of the cover pages

Item 2(b).  Address of Principal Business Office:

         2300 Windy Ridge Parkway, Suite 100 - North Tower
         Atlanta, GA  30339-8426

Item 2(c).  Citizenship:

         See item (4) of cover pages

Item 2(d).  Title of Class of Securities:

         Common Stock, No Par Value Per Share

Item 2(e).  CUSIP Number:

         743 168 106

Item 3.  Not applicable

Item 4.  Ownership.

          (a)     Amount beneficially owned:

                  See item (9) of cover pages

          (b)     Percent of Class:

                  See item (11) of cover pages



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                                                                     Page 5 of 6

CUSIP NO. 743 168 106                                     13G
          -----------

         (c)      Number of shares as to which such person has:

              (i)      sole power to vote or to direct the vote:

                          See item (5) of cover pages

              (ii)     shared power to vote or to direct the vote:

                          See item (6) of cover pages

              (iii)    sole power to dispose or to direct the disposition of:

                          See item (7) of cover pages

              (iv)     shared power to dispose or to direct the disposition of:

                           See item (8) of cover pages

Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control
         Person:

         Not applicable

Item 8.  Identification and Classification of Members of the Group:

         Not applicable

Item 9.  Notice of Dissolution of Group:

         Not applicable

Item 10. Certification:

         Not Applicable.



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                                                                     Page 6 of 6

CUSIP NO. 743 168 106                  13G
          -----------

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 14, 2001
                                          --------------------------------------
                                                          (Date)

                                          /s/ John M. Cook
                                          --------------------------------------
                                                       (Signature)


                                          John M. Cook
                                          --------------------------------------
                                                      (Name/Title)